William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771
Telephone: (727) 364-2744

VIA ELECTRONIC EDGAR FILING

May 29, 2013

Justin Dobbie, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kleangas Energy Technologies, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-185280

Dear Mr. Dobbie:

On May 23, 2013, the Registrant filed Post-Effective Amendment No. 1 to the referenced Registration Statement.

Based upon discussions with the Staff, it appears that this filing was improvidently made. We therefore respectfully request its withdrawal, whereupon the offering under the Registration Statement, as declared effective on May 14, 2013, will proceed.

Sincerely yours,

KLEANGAS ENERGY TECHNOLOGIES, INC.

By:  /s/ William B. Wylie
        William B. Wylie
       President